August 20, 2021

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Attn:	Office of Finance Mark Brunhofer/Sharon Blume

Re:	Burford Capital Limited

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed March 24, 2021

File No. 001-39511

Dear Mr. Brunhofer and Ms. Blume:

Burford Capital Limited (“Burford” or the “Company”) has today submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter, setting forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated August 9, 2021 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the Year Ended December 31, 2020 filed with the SEC on March 24, 2021 (the “Form 20-F”).

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by the Company’s response to such comments. Defined terms used without definition herein are as defined in the Form 20-F.

Notes to the consolidated financial statements

Note 2: Basis of preparation and principal accounting policies

Valuation Policy on Capital Provision Assets, page 118

1. You disclose that in a small number of instances, you have the benefit of a secondary sale of a portion of an asset and that you then factor the market evidence into your valuation process. In the second paragraph on page 63 you disclose that the use of your sale of a portion of your Petersen capital provision asset in June 2019, that was used to value your YPF assets at year-end 2019, "does not imply that these assets will henceforth be carried based on trading in the secondary market for the Petersen interests." Please provide us your analysis explaining why the value of your YPF assets did not change from year-end 2019 to year-end 2020. In your response, address the following:

The capital provision assets held by the Company are bespoke financial instruments where returns, including recovery of capital invested, are based on underlying litigation outcomes. In the Company’s experience, although secondary transactions occur occasionally, there is no active secondary market for such financial instruments, and it is only in exceptional circumstances that the Company expects to have the benefit of an observable market price for an orderly transaction to utilize in assessing the fair value of the capital provision assets.

350 Madison Avenue New York, NY 10017	+1 (212) 235-6820 info@burfordcapital.com www.burfordcapital.com

We have included responses specific to the Petersen matter under each of the bullets below.

•	Tell us whether you considered any transactions in the secondary market for the Petersen asset in your valuation at December 31, 2020.

Response: There were no secondary market transactions used in the valuation for the Petersen asset at December 31, 2020 other than the historical observation in June 2019 of an orderly transaction when, following an organized marketing process, the Company sold a significant portion of its interest in Petersen which, together with other organized secondary sales at that same time, represented approximately 15% of the total asset and involved multiple market participants.

Consideration was given to other transaction activity observed during 2020 as set out under the bullet below.

•	Tell us whether there were any transactions in the secondary market for the Petersen asset during 2020. If so, tell us the transparency of pricing information.

Response: There was very limited transaction activity for the Petersen asset during 2020. Management’s assessment of that data for the year ended December 31, 2020 concluded that the transactional activity lacked any due marketing process, and was of insufficient size and nature, individually and in aggregate, to represent an orderly transaction between market participants. The nature of those transactions during 2020 is further explained below.

To the Company’s knowledge, the transactional activity is limited to private sales of shares issued by a Cayman limited company (the “Vehicle”) that was established by the Company in March 2017 in order to sell portions of its asset to third party investors. The sole asset held by the Vehicle is a participation in the Petersen asset. Details regarding the transactional activity are not public data but are available to the Company since an indirect wholly-owned subsidiary of the Company is the investment manager to the Vehicle. There were only 14 trades during the year 2020 that, on average, represented less than 0.5% of the total asset and, we believe occurred as a result of asset managers altering investment strategies.

•	Explain your consideration to use secondary market transactions of others to value your YPF assets given the measurement principle in IFRS 13.9 to derive a price received to sell an asset in an orderly transaction between market participants at the measurement date. Address each of the elements of IFRS 13.B2.

Response: We have set out the elements of IFRS 13.B2 below and included commentary addressing management’s consideration for each item.

New York London Chicago Washington Singapore Sydney

13.B2. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. A fair value measurement requires an entity to determine all the following:

a)	the particular asset or liability that is the subject of the measurement (consistently within its unit of account)

The YPF assets consist of the Petersen and Eton Park capital provision assets, both of which represent interests in the YPF litigation. A consistent fair value measurement approach is used for both of these assets.

b)	for a non-financial asset, the valuation premise that is appropriate for the measurement (consistently with its highest and best use).

N/A – the YPF assets are financial assets.

c)	the principal (or most advantageous) market for the asset or liability.

There is no established principal market for the YPF assets. It is a bespoke and illiquid asset where any ownership transfer is via the private buying and selling of the shares in the Vehicle noted above.

d)	the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when pricing the asset or liability and the level of the fair value hierarchy within which the inputs are categorized.

The valuation of the YPF assets at December 31, 2020 follows Burford’s valuation policy, which prioritizes the use of reliable market data when available. The last such observable data point was the June 2019 transaction activity following which there were no transactions that were determined to represent an orderly transaction between market participants.

During the period following that June 2019 data point through to December 31, 2020 there were no significant litigation developments that management has assessed as having a substantive positive or negative impact on the fair value for the asset. The only events in the litigation were a number of fact discovery extensions experienced during 2020 that are normal course from defendants seeking to prolong litigation.

New York London Chicago Washington Singapore Sydney

The timing of any litigation process is inherently uncertain and subject to a number of different factors that are outside of the control of the Company or our counterparties. While inherently subjective, Management considered this factor in the valuation of the asset at December 31, 2020 concluding that there was no material passage of time implication for the June 2019 valuation.

Management’s projected outcomes, and the potential timing for realization of those outcomes, remained generally consistent at December 31, 2020 with those at December 31, 2019. Accordingly, the fair value for the YPF assets was kept at a consistent level with the June 2019 transaction level as of December 31, 2020.

Note 10: Asset management income, page 131

2. Please provide us your analysis supporting why you apparently fully constrain the variable consideration associated with your performance fee income for each of your funds with a "European" structure. In your response, specifically address the following:

•	Tell us why you recognize none of the estimated $30 million you would expect to collect on the performance of the Partners II and III funds if those funds were to be liquidated at their net asset values today.

Response: Under IFRS 15, recognition of performance fee income necessitates that revenue only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

For Partners II and III the amount of estimated performance fee income noted above is based on the funds’ US GAAP stand-alone financials that calculates an accrued carried interest amount in accordance with ASC 946. The ASC methodology assumes the funds were liquidated at their net asset values at December 31, 2020.

As with many of Burford’s capital provision assets, ultimate financial performance is linked to binary litigation outcomes. Substantially all the $30 million estimated performance fee income is related to Partners III. The minimal amount of estimated performance fee income on Partners II is dependent on the outcome of nine remaining active positions. For Partners III, the ultimate performance fee income earned by Burford depends not only on litigation outcomes but also the duration over which the underlying proceedings resolve.

The Limited Partners of Partners III receive a preferred return. “Preferred Return” means an eight percent (8.0%) cumulative investment return on all contributions by Limited Partners that have not been returned. The estimated performance fee assumes no further Preferred Return past December 31, 2020, consistent with ASC 946 methodology.

New York London Chicago Washington Singapore Sydney

Partners III has 38 unresolved or partially resolved positions of which five positions make up a majority of the portfolio fair value at December 31, 2020. The fund has significant outstanding capital contributions from Limited Partners that continue to accrue preferred return. Further, the fund had unfunded commitments to capital provision assets of up to $129 million, which may necessitate additional capital contributions to meet the commitment obligations of the fund.

Given the remaining uncertainty in Partners III around investment performance, duration and the pace of further capital contributions, Burford does not have sufficient evidence to conclude that any portion of the estimated performance would meet the highly probable threshold defined by the standard.

•	Given the performance metrics you disclose on page 38, tell us the likelihood that all the assets in the Partners II and III funds will incur adjudication losses sufficient to offset the entire estimated $30 million in performance fees from the preceding bullet to warrant full constraint of this variable consideration. In this regard, it appears that you may have sufficient information to ascertain potential losses and that some amount of these fees can be reasonably estimated as the amount that is highly probable that a significant reversal in the amount of cumulative revenue (including the amount of regular management fees) will not occur.

Response: The performance metrics on page 38 of Form 20-F pertain to the Burford-only portfolio which does not include private fund performance. All of the Partners II investments and a portion of the Partners III investments were underwritten prior to Burford’s acquisition of the asset manager (Gerchen Keller Capital) in December 2016, which may have applied different underwriting standards from the Burford team. The fund investments underwritten by the asset manager prior to the Burford acquisition are not directly comparable to Burford’s balance sheet-only performance given differences in vintage, strategy and mix of litigation type.

In addition, the page 38 table includes only concluded investments. Using concluded balance sheet performance as a proxy for fund performance only works to the degree that the concluded investment population is representative of the unresolved investments for the funds at December 31, 2020. While it may be reasonable that Burford balance sheet performance is representative of a broadly diversified portfolio, the remaining unresolved investments in Partners II and Partners III are far less diversified and more likely to be impacted by the divergent outcomes of a subset of investments. Excluding unresolved investments from the representative population also does not address the uncertainty created by the duration of capital provision assets. Given the binary outcomes inherent to litigation finance capital provision assets, we do not believe that the remaining uncertainties are sufficiently mitigated to allow for recognition of performance fee income in accordance with the highly probable standard under IFRS 15.

New York London Chicago Washington Singapore Sydney

•	Tell us the amount of regular management fee income recognized through December 31, 2020 for each of the Partners II and III funds.

Response: Under the terms of the LPA, Partners II and III, are outside of the period in which they pay management fees. The final management fees for these funds were accrued and paid in 2019.

Should you have any questions or comments with respect to this letter, please contact me at 646-849-9424; kbrause@burfordcapital.com.

Sincerely,

Burford Capital Limited

By	/s/ Kenneth A. Brause
Kenneth A. Brause
Chief Financial Officer

cc:	Mark Klein
Charles Utley

New York London Chicago Washington Singapore Sydney